UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SORL AUTO PARTS, INC.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

291511805

(CUSIP Number)

Xiaoping Zhang

Shuping Chi

Xiaofeng Zhang

Ruili International Inc.

No. 2666 Kaifaqu Avenue

Ruian Economic Development District

Rui’an City, Zhejiang Province

People’s Republic of China

0086-577-65817720

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291511805

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaoping Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,359,403[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,359,403[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,359,403[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8%[2]
14.	Type of Reporting Person (See Instructions) IN

1	Includes 9,087,527 shares of the Company’s common stock held directly by Mr. Xiaoping Zhang and 2,271,876 shares of the Company’s common stock held directly by the other Reporting Persons.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of November 29, 2019.

CUSIP No. 291511805

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shuping Chi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,359,403[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,359,403[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,359,403[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8%[2]
14.	Type of Reporting Person (See Instructions) IN

1	Includes 1,135,938 shares of the Company’s common stock held directly by Ms. Shuping Chi and 10,223,465 shares of the Company’s common stock held directly by the other Reporting Persons.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of November 29, 2019.

CUSIP No. 291511805

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaofeng Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,359,403[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,359,403[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,359,403[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8%[2]
14.	Type of Reporting Person (See Instructions) IN

1	Includes 1,135,938 shares of the Company’s common stock held directly by Mr. Xiaofeng Zhang and 10,223,465 shares of the Company’s common stock held directly by the other Reporting Persons.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of November 29, 2019.

CUSIP No. 291511805

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruili International Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,359,403[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,359,403[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,359,403[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8%[2]
14.	Type of Reporting Person (See Instructions) CO

1	Includes 11,359,403 shares of the Company’s common stock held directly by the other Reporting Persons.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of November 29, 2019.

The sole purpose of this Amendment No. 3 is to refile Exhibit 99.3, which was originally filed on the Amendment No. 1 to Schedule 13D filed by Mr. Xiaoping Zhang, Ms. Shuping Chi, and Mr. Xiaofeng Zhang with the SEC on April 25, 2019 (the “Schedule 13D Amendment No.1”), in response to comment received from the staff of the SEC with respect to Exhibit 99.3.

This Amendment is an exhibit-only filing. Except for the refiling of Exhibit 99.3 to include the full text of the Schedules A and B thereto, this Amendment does not otherwise update any exhibits as originally filed.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by refiling the following exhibit:

Exhibit 99.3:	Consortium Agreement, dated April 25, 2019, by and among the Reporting Persons and Ruili Group Co., Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2020	XIAOPING ZHANG

	By:	/s/ Xiaoping Zhang

SHUPING CHI

	By:	/s/ Shuping Chi

XIAOFENG ZHANG

	By:	/s/ Xiaofeng Zhang

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2020	Ruili International Inc.

/s/ Xiaoping Zhang
Name: Xiaoping Zhang
Title: Director